January 31, 2006

Mail Stop 4561

Nicholas D. Gerber
Management Director
United States Oil Fund, LP
1320 Harbor Bay Parkway, Suite 145
Alameda, CA  94502

Re:	United States Oil Fund, LP
      Amendment No. 4 to Registration Statement on Form S-1
      Filed January 19, 2006
      Registration No. 333-124950

Dear Mr. Gerber:

	We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure.
After reviewing this information, we may or may not raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. We note that you are currently only registering 1 million units.
However, in numerous locations in the prospectus you refer to your policies with respect to purchasing oil futures contracts and other oil interests if your assets should exceed $1 billion. Please advise us as to whether you intend to pre-effectively amend this registration statement to increase the size of your offering.

Summary

Breakeven Analysis, page 6

2. The final line item under this heading does not appear to be correct. Since the amount of trading income required for the redemption value at the end of one year to equal the selling price of the unit is a negative value, it would appear that the percentage should also be a negative value. Please revise or advise.

The Offering

What are Oil Futures Contracts? - page 34

3. Please advise us as to why you included information regarding the position limits and maximum daily price fluctuations for the NYMEX Natural Gas, NYMEX Heating Oil and NYMEX Gasoline futures contracts.
If you intend to purchase these futures contracts, please revise to include this information where you discuss how you intend to replicate the spot price of WTI sweet, crude oil. Otherwise, please consider removing this information.

What are the Trading Policies of USOF? - page 39

4. We have reviewed your revisions in response to comment 22 and re-issue the portion of the comment that applies to your policy regarding the physical delivery of oil. Your revisions do not explain when you may take physical delivery or how physical delivery may be required in order to more closely track the spot price of WTI sweet, crude oil.

Information You Should Know, page 83

5. We re-issue comment 28. The third paragraph continues to refer to information incorporated by reference into this prospectus.
Please
remove this since you are ineligible to incorporate by reference.


      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

      We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities
Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

      We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

	You may contact Yolanda Crittenden, Staff Accountant, at
(202)
551-3472 or Jorge Bonilla, Senior Accountant, at (202) 551-3414 if you have questions regarding comments on the financial statements and related matters. Please contact Owen Pinkerton, Attorney-Advisor, at
(202) 551-3694 or me at (202) 551-3780 with any other questions.


Sincerely,



							Karen J. Garnett
							Assistant Director


cc:	W. Thomas Conner, Esq. (via facsimile)
	James M. Cain, Esq.
	Sutherland, Asbill & Brennan LLP
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Nicholas D. Gerber
United States Oil Fund, LP
January 31, 2006
Page 3